March 29, 2024

Via EDGAR Submission

Ms. Doris Stacey Gama

Ms. Laura Crotty

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aptevo Therapeutics Inc. Registration Statement on Form S-1
Filed March 20, 2024 File No. 333-278103

Dear Ms. Gama and Ms. Crotty:

On behalf of our client, Aptevo Therapeutics Inc., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comment contained in the Staff’s letter, dated March 29, 2024 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on March 20, 2024 (File No. 333-278103). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Filing”) to address the Staff’s comment in the Comment Letter.

For ease of reference, the comment contained in the Comment Letter is printed below in italics and is followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-1

Cover Page

1.
We note your disclosure on page 23 that this offering will terminate no later than April 20, 2024, unless you decide to terminate the offering prior to that date. Please revise your cover page to disclose this date, rather than stating that the offer will terminate "no later than three trading days from the date of this prospectus". See Item 501(b)(8)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised its disclosure on the cover page of the Amended Filing to disclose that the offering will terminate no later than April 20, 2024, unless the Company decides to terminate the offering prior to that date.

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing.

Sincerely, /s/ Sean M. Donahue Paul Hastings LLP

cc: SoYoung Kwon, Aptevo Therapeutics Inc.